EXHIBIT 99.1

December 11, 2007                                                                              NEWS RELEASE

Detour Gold Increases its Mineral Resources by 230% at Detour Lake

Detour Gold Corporation (TSX: DGC) ("Detour Gold" or "the Company") is pleased to report an updated National Instrument 43-101 compliant mineral resource estimate for its Detour Lake project in northern Ontario.

Since its December 2006 mineral resource estimate, approximately 50,000 metres of diamond drilling (Phase I) was completed in the first half of 2007 and has resulted in a 243% increase in measured and indicated gold resources from 1.4 million ounces to 4.8 million ounces while inferred resources have increased 50% from 2.0 million ounces to 3.0 million ounces.

Based on a gold price of US$575 per ounce (equivalent to a cut-off grade of 0.64 g/t gold), the open pit resources are as follows:

Resource Category	Tonnes (millions)	Grade Capped at 20 g/t Au (g/t Au)	Gold Ounces (capped) (000's)
Measured	19.7	1.93	1,221
Indicated	70.2	1.60	3,610
Total (M&I)	89.9	1.67	4,831
Inferred	63.3	1.49	3,025
Refer to notes under resource table on page 2

The mineral resource increase is largely due to:

  49,322 metres of diamond drilling in the West Pit and Gap Zone areas of the deposit;

  Discovery of additional mineralized zones in the hanging wall, north of the known 200 metre wide corridor;

  Addition of previously known mineralization that was not mined by Placer Dome into the new pit shell (below the previous 2006 US$450 pit shells); and

  Gold price increase from US$450 to US$575 per ounce.

The Detour Lake deposit has been traced over a strike length of 2.5 kilometres along the eastwest Sunday Lake Deformation Zone ("SLDZ"). Excellent potential for additional mineralization exists along strike (west of the Calcite Zone and east of the West Pit) over a total distance of 10 kilometres on Detour Gold's property. The mineralized system is also open to the north, in the hanging wall outside of the 200 metre wide corridor.

"This is a much larger mineralized system than initially anticipated when we acquired the project in August 2006" said Gerald Panneton, President and CEO of Detour Gold. "We are confident that we will continue to expand the resource base and further demonstrate the significant potential of the Detour Lake project as we release results from our ongoing Phase II drilling campaign of 70,000 metres. We are moving forward with our feasibility study work which is scheduled for completion by the end of 2008."

The mineral resource estimate using different cut-off grades, based on gold prices of US$450, US$575 (base case), and US$700 per ounce is:
		Measured Category		Indicated Category		Measured and Indicated Categories			Inferred Category
Gold Price/Oz US$	Cut-off Grade (g/t Au)	Tonnes (millions)	Grade (g/t Au)	Tonnes (millions)	Grade (g/t Au)	Tonnes (millions)	Grade (g/t Au)	Gold Ounces (000's)	Tonnes (millions)	Grade (g/t Au)	Gold Ounces (000's)
$450	0.81	13.2	2.19	45.5	1.80	58.7	1.89	3,563	38.9	1.70	2,127
$575	0.64	19.7	1.93	70.2	1.60	89.9	1.67	4,831	63.3	1.49	3,025
$700	0.52	26.7	1.74	96.8	1.44	123.4	1.51	5,978	93.5	1.33	3,997

Notes:

(1)   The mineral resources are classified as measured, indicated and inferred, and comply with the CIM mineral resource definitions referenced in National Instrument 43-101.

(2)   Base case assumes a gold price of US$575/oz gold and $US exchange rate of $1.12.

(3)   Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4)   The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.

Mineral Resource Estimate Method

The mineral resource estimate is based on the concept of a large-scale open pit operating at a rate of approximately 20,000 tonnes per day. All mineral resources are contained within a Lerchs Grossman optimized pit shell using mine cost parameters (see below) to generate a preliminary in-pit mineral resource that Detour Gold believes can be economically extracted. Pit walls are projected at 50 degrees. Current projection of the strip ratio is 6.1:1, based on the cutoff grade of 0.64 g/t gold. The mineral resources within the pit are estimated assuming a minimum five (5) metre mining width. Gold assays are capped at 20 g/t.

Assumed costs to establish the cut-off grade, based on a gold price of US$575 per ounce, are $8.25/t for milling, $1.75/t for ore mining, $1.50/t for waste mining and $2.00/t for general and administration (G&A), with mill recoveries of 91%. All the projected cost and recovery figures should be considered preliminary and subject to a high degree of risk.

Additional information:

  The database used for the current mineral resource estimate comprised a total of 533,721 metres of drilling (4,911 holes) obtained from surface and underground historical drilling and from approximately 49,322 metres of drilling (134 holes) completed and assayed by Detour Gold as of the end of October 2007 (Phase I).

  Raw assays were capped at 20 g/t Au, prior to 1 metre down-hole compositing.

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  Inverse Distance, Power of 3 (ID3) was used for the mineral resource estimate with a block size of 5x5x5 metres.

  Measured (0 to 7.5 metres search ellipse distance) and Indicated (7.5 to 20 metres distance) categories required a minimum of three (3) holes to establish continuity. The remaining estimates (from 20 to 40 metres maximum distance) were classified as Inferred.

  The December 2006 near-surface mineral resource estimate contained 1.4 million ounces of gold in the indicated category (20.0 million tonnes grading 2.14 g/t) and 2.0 million ounces of gold in the inferred category (35.4 million tonnes grading 1.80 g/t), using a US$450 per ounce gold price and a cut-off grade of 0.85 g/t gold. It was contained within two Lerchs Grossman open pit designs (West Pit and Calcite Zone), located in the area of the former Detour Lake mine, which produced 1.8 million ounces of gold from 1983 to 1999.

Timeline

  Release of ongoing Phase II drill results over the next six months;

  Next mineral resource update in mid-2008; and

  Completion of feasibility study by end of 2008.

NI 43-101 Compliant Report

The updated mineral resource estimate was prepared for the Company by Thon Consulting and audited by Michael W. Kociumbas, P.Geo.,Vice-President of Watts, Griffis and McOuat Limited ("WGM"), Consulting Geologists and Engineers, based in Toronto, Canada. Both Mr. Kociumbas and WGM are considered as independent Qualified Person(s) with respect to the Company's mineral properties in accordance with NI 43-101 regulations. Mr. Kociumbas has reviewed and approved the current resource estimate content of this news release and is preparing a NI 43-101 technical report to be filed within 45 days of today's release.

Quality Assurance and Quality Control ("QA/QC") Program

Detour Gold's exploration program is being managed by Project Manager, Mr. Roger Aubertin, P.Eng., a Qualified Person within the meaning of National Instrument 43-101. Mr. Aubertin has verified and approved the information disclosed in this release. The Company has put in place a rigorous QA/QC program using best industry practices, which was reviewed and approved by Lynda Bloom, P.Geo., President of Analytical Solutions Ltd. For additional information on Quality Assurance and Quality Control, refer to the press release dated April 11, 2007.

Conference Call

The management will host a conference call and live webcast for analysts and investors on Wednesday, December 12, 2007 at 10:00 a.m. E.S.T. (7:00 a.m. P.S.T.) to discuss the mineral resource update. You may access the call by calling the operator at 416-849-9626 or toll free access at 1-866-585-6398 ten (10) minutes prior to the scheduled start time.

The call is being webcast and can be accessed at Detour Gold's website at www.detourgold.com or www.InvestorCalendar.com.

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Those who wish to listen to a recording of the conference call at a later time may do so by calling 416-915-1035 or 1-866-245-6755 (Passcode 933242#). The instant replay archive will be available until 11:00 a.m. Thursday, December 20, 2007.

For further information, please contact:

Gerald Panneton, President and CEO                         Laurie Gaborit, Director Investor Relations
Tel: (416) 304.0800                                                         Tel: (416) 304.0581

Detour Gold Corporation, Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2040, Toronto, Ontario M5J 2J1

Forward-Looking Information

Certain statements herein may contain forward-looking information within the meaning of applicable securities laws. Forward-looking information appears in a number of places and can be identified by the use of words such as "intends" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information includes statements regarding the Company's exploration plans with respect to the Property and the estimation of mineral resources and are subject to such forward-looking risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such risks include gold price volatility, change in equity markets, the uncertainties involved in interpreting geological data, increase in costs and exchange rate fluctuations and other risks involved in the gold exploration and development industry as well as those risk factors discussed under "Risk Factors" in the Company's final prospectus dated January 22, 2007 available at www.sedar.com. There can be no assurance that forward-looking information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of Detour Gold. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information herein is qualified by this cautionary statement. The Company does not undertake to update such forward-looking information except in accordance with applicable securities laws.

Information Concerning Estimates of Mineral Resources

This news release uses the terms 'measured', 'indicated' and 'inferred' resources. Detour Gold advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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